UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-38024

BeyondSpring Inc.

BeyondSpring Inc.
100 Campus Drive, West Side, 4th Floor, Suite 410
Florham Park, New Jersey 07932
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On February 2, 2024, BeyondSpring Inc. (the “Company”) reported financial results for the six months ended June 30, 2023.

As previously reported on Form 6-Ks filed by the Company on September 20, 2023 and January 16, 2024, Dalian Wanchunbulin Pharmaceuticals Ltd. (“Wanchunbulin”), the Company’s 58%-owned subsidiary in China, was party to an arbitration proceeding initiated by Jiangsu Hengrui Pharmaceuticals Co., Ltd. (“Hengrui”). On January 10, 2024, the arbitral tribunal at China International Economic and Trade Arbitration Committee issued a final award, denying all claims made by Hengrui.

As a result, all of Wanchunbulin’s assets that have been seized and frozen pending a decision by the arbitral tribunal are expected to be returned to Wanchunbulin. Such seized and frozen assets are reflected in the Company’s balance sheet as of June 30, 2023 as “Restricted Cash.”

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3, File No. 333-257639, and the Registration Statements on Form S-8, File No. 333-216639 and File No. 333-240082, of the Company.

BEYONDSPRING INC.

CONDENSED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2022 AND JUNE 30, 2023

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

	December 31, 2022	June 30, 2023
	$	$
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	34,396	13,492
Restricted Cash	-	9,736
Short-term investments	2,872	1,902
Advances to suppliers	492	444
Prepaid expenses and other current assets	763	217
Total current assets	38,523	25,791

Noncurrent assets:
Property and equipment, net	1,868	1,800
Operating lease right-of-use assets	5,484	4,946
Other noncurrent assets	347	341
Total noncurrent assets	7,699	7,087

Total assets	46,222	32,878

Liabilities and equity

Current liabilities:
Accounts payable	1,081	1,501
Accrued expenses	2,470	1,682
Current portion of operating lease liabilities	966	784
Deferred revenue	1,351	1,751
Other current liabilities	1,484	1,104
Total current liabilities	7,352	6,822

Noncurrent liabilities:
Operating lease liabilities	3,995	3,687
Deferred revenue	34,221	33,529
Other noncurrent liabilities	3,661	3,527
Total noncurrent liabilities	41,877	40,743

Total liabilities	49,229	47,565

Commitments and contingencies

Mezzanine equity
Contingently redeemable noncontrolling interests	11,074	11,474

Shareholders' deficit
Ordinary shares ($0.0001 par value; 500,000,000 shares authorized; 38,999,597 and 39,015,476 shares issued and outstanding as of December 31, 2022 and June 30, 2023, respectively)	4	4
Additional paid-in capital	368,857	368,679
Accumulated deficit	(375,276)	(387,996)
Accumulated other comprehensive income	436	1,223

Total BeyondSpring Inc.’s shareholders’ deficit	(5,979)	(18,090)
Noncontrolling interests	(8,102)	(8,071)
Total shareholders' deficit	(14,081)	(26,161)

Total liabilities, mezzanine equity and shareholders' deficit	46,222	32,878

BEYONDSPRING INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2023

(Amounts in thousands of U.S. Dollars (“$”), except for number of shares and per share data)

	Six months ended June 30,
	2022	2023
	$	$

Revenue	676	875

Operating expenses
Research and development	(13,992)	(9,214)
General and administrative	(7,492)	(5,145)

Loss from operations	(20,808)	(13,484)
Foreign exchange loss, net	(350)	(200)
Interest income	41	281
Interest expenses	(17)	-
Other income, net	1,259	133

Loss before income tax	(19,875)	(13,270)
Income tax expenses (benefits)	(289)	9

Net loss	(20,164)	(13,261)
Less: Net loss attributable to noncontrolling interests	(1,675)	(541)
Net loss attributable to BeyondSpring Inc.	(18,489)	(12,720)

Net loss per share
Basic and diluted	(0.47)	(0.33)

Weighted-average shares outstanding
Basic and diluted	39,065,710	38,976,761

Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustment	949	1,249
Unrealized holding gain (loss)	30	(5)
Comprehensive loss	(19,185)	(12,017)
Less: Comprehensive loss attributable to noncontrolling interests	(1,336)	(84)
Comprehensive loss attributable to BeyondSpring Inc.	(17,849)	(11,933)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BeyondSpring Inc.

By:	/s/ Lan Huang
Name: Lan Huang
Title: Chairperson and Chief Executive Officer

Date: February 2, 2024

EXHIBIT INDEX

Exhibit No.	Exhibit

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)